SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 14)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 662-6632

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,492,711,143	$106,431

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 38,771,718 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $38.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares is calculated as follows: (i) 50,969,662 Shares issued and outstanding as of July 29, 2010, as reported in the Casey’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (the “Casey’s Definitive Proxy Statement”), plus (ii) 959,950 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of April 30, 2010, as reported in the Casey’s Definitive Proxy Statement, minus (iii) 13,157,894 Shares that were accepted for payment pursuant to the modified “Dutch auction” self tender offer by Casey’s, as reported in the Current Report on Form 8-K, filed by Casey’s with the SEC on August 31, 2010.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,182	Filing Parties:	ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.
Form or Registration No.:	SC TO-T	Date Filed:	June 2, 2010
Amount Previously Paid:	$2,807	Filing Parties:	ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.
Form or Registration No.:	SC TO-T/A	Date Filed:	July 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 14 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, as amended by Amendment No. 1 filed with the SEC on June 7, 2010, Amendment No. 2 filed with the SEC on June 11, 2010, Amendment No. 3 filed with the SEC on June 17, 2010, Amendment No. 4 filed with the SEC on June 21, 2010, Amendment No. 5 filed with the SEC on July 12, 2010, Amendment No. 6 filed with the SEC on July 13, 2010, Amendment No. 7 filed with the SEC on July 22, 2010, Amendment No. 8 filed with the SEC on July 28, 2010, Amendment No. 9 filed with the SEC on August 2, 2010, Amendment No. 10 filed with the SEC on August 12, 2010, Amendment No. 11 filed with the SEC on August 19, 2010, Amendment No. 12 filed with the SEC on August 24, 2010 and Amendment No. 13 filed with the SEC on August 31, 2010 (as amended, the “Schedule TO”), by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.75 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO. This Amendment amends and supplements the Schedule TO to, among other things, increase the offer price to $38.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes.

ITEMS 1 THROUGH 11.

1. Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The price per Share to be paid pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer, has been increased from $36.75 per Share to $38.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to the offer price of $36.75 per Share are hereby amended and restated to refer to $38.50 per Share.

2. Clause (6) on the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(6) Couche-Tard having available to it proceeds of financings contemplated by the Credit Agreement (as defined in Section 12 — “Sources and Amount of Funds”) and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger, and to refinance, as necessary, all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger, or the financing thereof, and to pay all related fees and expenses.”

3. In the “Summary Term Sheet” of the Offer to Purchase, the paragraph under the question “Do you have the financial resources to pay for the Shares?” is hereby amended and restated in its entirety to read as follows:

“Yes. In order to finance the purchase of all of the Shares pursuant to the offer and our proposed merger and, if necessary, to refinance certain debt of Alimentation Couche-Tard and Casey’s General Stores and their respective subsidiaries, provide for working capital and pay fees and expenses related to the transactions, Alimentation Couche-Tard will use a combination of new debt financing, borrowings under existing credit facilities and cash on hand. Alimentation Couche-Tard has entered into a credit agreement with The Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland, Canadian Branch, UBS AG Canada Branch, Export Development Canada, Bank of Montreal, Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins, National Bank of Canada and ICICI Bank Canada, as lenders, The Bank of Nova Scotia, as administrative agent, and the co-bookrunners, syndication agent and documentation agent named therein. The Bank of Nova Scotia has assigned a portion of its commitment, as lender, under the credit agreement to Caisse de dépôt et placement du Québec. The credit agreement provides for a non-revolving U.S. dollar credit facility in the aggregate amount up to U.S. $1,500,000,000 available by way of U.S. Base Rate loans or LIBOR loans. See Section 12 — “Sources and Amount of Funds.”

It is anticipated that the indebtedness incurred by Alimentation Couche-Tard in connection with the offer and our proposed merger will be repaid from funds generated internally by Alimentation Couche-Tard and its subsidiaries (including, after our proposed merger, if consummated, cash on hand of Casey’s General Stores and its subsidiaries) and through additional borrowings. No decisions have been made, however, concerning the method Alimentation Couche-Tard will employ to repay such indebtedness. Such decisions, when made, will be based on Alimentation Couche-Tard’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

As of July 18, 2010, Alimentation Couche-Tard had cash and cash equivalents in the amount of $255.5 million and $723.3 million available under its existing credit facilities. We estimate that the total amount of funds required to acquire the outstanding Shares pursuant to the offer and our proposed merger and to pay related fees and expenses will be approximately $1.5 billion. See Section 12 — “Source and Amount of Funds.” Included among the conditions to the offer is a financing condition. See “Introduction.””

4. In the “Summary Term Sheet” of the Offer to Purchase, the paragraph under the question “Is your financial condition relevant to my decision to tender in the offer?” is hereby amended and restated in its entirety to read as follows:

“The financial condition of Alimentation Couche-Tard may be relevant to your decision to tender Shares because the offer is contingent upon Alimentation Couche-Tard having available to it proceeds of financings contemplated by its new credit agreement and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the offer and our proposed merger, and to refinance, as necessary, all debt of Alimentation Couche-Tard and Casey’s General Stores that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or our proposed merger, or the financing thereof, and to pay all related fees and expenses. Although Alimentation Couche-Tard has entered into the new credit agreement, we cannot guarantee that Alimentation Couche-Tard will be able to receive the proceeds of the financings contemplated by the credit agreement. You should consider all of the information concerning the financial condition of Alimentation Couche-Tard included or incorporated by reference into this offer to purchase before deciding to tender Shares in the offer. See Section 9 — “Certain Information Concerning Couche-Tard and Purchaser.””

5. In the “Summary Term Sheet” of the Offer to Purchase, the paragraph after the fourth bullet under the question “What are the most important conditions to the offer?” is hereby amended and restated in its entirety to read as follows:

“Alimentation Couche-Tard having available to it proceeds of financings contemplated by its new credit agreement and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the offer and our proposed merger, and to refinance, as necessary, all debt of Casey’s General Stores and Alimentation Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or our proposed merger, or the financing thereof, and to pay all related fees and expenses.”

6. The first paragraph under the caption “The Financing Condition” in the “Introduction” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Consummation of the Offer is conditioned upon Couche-Tard having available to it proceeds of financings contemplated by the Credit Agreement (as defined in Section 12 — “Sources and Amount of Funds”) and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger, and to refinance, as necessary, all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger, or the financing thereof, and to pay all related fees and expenses (the “Financing Condition”). See Section 12 — “Source and Amount of Funds.””

7. Section 12 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and Proposed Merger and to pay related fees and expenses will be approximately $1.5 billion. In addition, Couche-Tard anticipates that, in connection with the consummation of the Offer and the Proposed Merger, it may need to refinance or obtain waivers with respect to certain debt of Couche-Tard and Casey’s and their respective subsidiaries. Couche-Tard plans to obtain such funds from a combination of available cash, borrowings under existing credit facilities and proceeds of the financing contemplated by the Credit Agreement (as defined below). Purchaser and Couche-Tard expect to have sufficient funds to purchase the Shares tendered in the Offer and to complete the Proposed Merger, subject to the satisfaction of the conditions of the Credit Agreement. As of July 18, 2010, Couche-Tard had cash and cash equivalents in the amount of $255.5 million and $723.3 million available under its existing credit facilities. Included among the conditions to the Offer is the Financing Condition.

On September 1, 2010, Couche-Tard entered into a new credit agreement with The Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland, Canadian Branch, UBS AG Canada Branch, Export Development Canada, Bank of Montreal, Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins, National Bank of Canada and ICICI Bank Canada, as lenders, The Bank of Nova Scotia, as administrative agent (the “Administrative Agent”), and the co-bookrunners, syndication agent and documentation agent named therein (the “Credit Agreement”). On that same day, The Bank of Nova Scotia assigned a portion of its commitment, as lender, under the Credit Agreement to Caisse de dépôt et placement du Québec. The Credit Agreement provides for a non-revolving U.S. dollar credit facility in the aggregate amount up to U.S. $1,500,000,000 available by way of U.S. Base Rate loans or LIBOR loans (the “Facility”). The Facility is to be used exclusively for the purposes of financing the Offer and the Proposed Merger and related fees and costs, the acquisition or repayment of indebtedness, as necessary, of Casey’s and its subsidiaries and the repayment of Couche-Tard’s existing credit facilities in accordance with the terms and conditions of the Credit Agreement. The Facility is available for drawdowns until February 15, 2011 by Couche-Tard and any other Canadian subsidiary of Couche-Tard that joins the Credit Agreement, as a borrower (collectively, the “Borrower”). However, the Borrower is not permitted to drawdown an amount that would cause the available funds under the Facility to be less than an amount equal to the outstanding principal amount of the Notes and the 5.72% Senior Notes of Casey’s. The maturity date is the four year anniversary of the first drawdown.

Any advance pursuant to a U.S. Base Rate loan bears interest at an annual rate during the period that such loan is outstanding equal to the U.S. Base Rate (which is, for any day, the greater of (1) the Administrative Agent’s U.S. Base Rate (as defined in the Credit Agreement) for such day and (2) the Federal Funds Effective Rate (as defined in the Credit Agreement) on such day plus 0.50%) at the close of business on each day during such period plus a certain margin applicable to such day. This margin ranges from 1.00% to 2.00% depending on certain adjusted leverage ratios which are specified in the Credit Agreement.

Any advance pursuant to a LIBOR loan bears interest at a margin over LIBOR (as defined in the Credit Agreement). This margin ranges from 2.25% to 3.25% depending on certain adjusted leverage ratios which are specified in the Credit Agreement.

The ability to drawdown under the Facility is subject to certain conditions being met on the date of drawdown. These include, among other things, (1) all consents and approvals from governmental authorities required to be obtained by Purchaser under applicable law to complete the Offer and the Proposed Merger having been obtained and remaining in full force and effect, except where the failure to obtain and maintain such consents or approvals would not reasonably be expected to have a material adverse effect, (2) receipt by the Administrative Agent of copies of any consents required under Couche-Tard’s existing credit facilities to complete the Offer and the Proposed Merger and permit (to the extent applicable) certain indebtedness of Casey’s, (3) the representations and warranties made by Couche-Tard, the Borrower and certain other subsidiaries of Couche-Tard (the “Credit Parties”) being true and correct in all material respects as of the date of the drawdown and remaining true and correct immediately after the drawdown, (4) the absence of defaults or events of default, (5) delivery to the Administrative Agent of a guarantee agreement executed by the Credit Parties, (6) receipt by the Administrative Agent of a compliance certificate demonstrating pro forma compliance with certain financial ratios and (7) in the event that more than 50%, but less than 90% of the Shares are acquired by Purchaser, the execution and delivery of certain security documents relating to such Shares. Other than as described in (7) above, the Facility is unsecured.

The Credit Agreement contains customary representations and warranties. In addition, so long as any loan or other amount payable under the Credit Agreement is outstanding and unpaid or the Borrower has the right to borrow under the Credit Agreement, Couche-Tard and the Borrower are subject to customary covenants, including, without limitation, covenants relating to the maintenance of specified levels of EBITDA, assets and revenues of the Credit Parties, taken as a whole, and covenants requiring the delivery of quarterly and annual financial statements and information, business plans and budget information. Couche-Tard is also obligated to maintain a fixed charge coverage ratio of not less than 1.30 to 1.00 and an adjusted leverage ratio of not greater than 4.00 to 1.00. However, following the consummation of an acquisition that is permitted under the terms and conditions of the Credit Agreement, Couche-Tard will be obligated to maintain an adjusted leverage ratio of not greater than 4.50 to 1.00 for a period of twelve months following such permitted acquisition.

In addition, the Credit Agreement contains a number of customary covenants that restrict, subject to certain exceptions, a Credit Party’s ability to, among other things:

•	create, incur, assume or suffer to exist liens or indebtedness, other than indebtedness under or in respect of certain specified notes issued by Casey’s, including the Notes;

•	wind-up, liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation;

•	make certain types of investments;

•

purchase, acquire or obtain control of another person or entity, all or substantially all of the properties and assets of another person or entity or all or substantially all of a business, line of business or division of another person or entity, other than such acquisitions relating to activities forming a part of the business of Couche-Tard and its subsidiaries as the same was conducted on September 1, 2010;

•	dispose of certain types of assets;

•	enter into or cause or permit to exist arrangements, transactions or contracts with any of its affiliates, other than another Credit Party;

•	declare or pay any dividend on any class of capital securities where any default exists or would result from such dividend;

•	materially change its business as the same was conducted on September 1, 2010;

•

prepay, redeem, purchase, defease or make any payment in respect of subordinated debt prior to the due date of such payment or in contravention of the subordination provisions of such subordinated debt; and

•	enter into sale and leaseback transactions or other monetization of immovable and real estate properties.

The Credit Agreement also contains customary events of default, including, without limitation, events of default relating to:

•	the failure by the Borrower to pay, when due, any amount of principal, interest, fees and accessories owed by it and outstanding under the Credit Agreement;

•

the inaccuracy, in any material respect, of any representation or warranty made or deemed to be made by any Credit Party under the Credit Agreement or other operative agreements, including, without limitation, the related guarantee and pledge agreements;

•	the failure of Couche-Tard to maintain the required fixed charge coverage ratio and adjusted leverage ratio;

•	the failure of any Credit Party to comply with the covenants requiring the provision of financial statements and other information;

•	the failure of any Credit Party to perform or comply with any other provision or obligation contained in the Credit Agreement or other operative agreements;

•

a default by any Credit Party in the payment of any indebtedness having a principal amount in excess of $25.0 million or a default by any Credit Party in the performance of any obligation with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness and such default is not remedied within the applicable notice or grace period, if any;

•	the occurrence of an insolvency event;

•

a rendering by a competent tribunal of one or more final awards for the payment of money against any Credit Party in an aggregate amount in excess of $25.0 million which has not been vacated, discharged, stayed or bonded pending appeal;

•	a termination by notice under applicable law of guarantees provided by any of the Credit Parties pursuant to the Credit Agreement;

•	the occurrence of a change in control; and

•

the failure of the subordination provisions relating to any subordinated debt in excess of $10.0 million to be enforceable or the failure of the Facility to constitute “Senior Indebtedness” or “Senior Debt” in respect of any such subordinated debt.

However, a default by a Credit Party under or in respect of the Notes and the 5.72% Senior Notes of Casey’s will not constitute an event of default under the Credit Agreement, except if (1) any such notes are exchanged for Subordinated Debt (as defined in the Credit Agreement)

or (2) the terms of such notes are amended or waived after the first drawdown under the Facility to remedy all defaults under such notes.

In the event that an event of event of default has occurred and is continuing, the Administrative Agent of the Facility may, among other things:

•	declare the whole or any item or part of the Facility cancelled, terminated or reduced;

•	accelerate the maturity of all or any item or part of the loans and declare them to be immediately due and payable;

•	demand payment under any guarantee agreement entered into pursuant to the Credit Agreement;

•	suspend any rights of any Credit Party under the Credit Agreement or other operative agreements; and

•	take any other action, commence any other suit, action or proceeding or exercise such other rights permitted under applicable law.

Couche-Tard may voluntarily repay all or a portion of advances under the Facility at any time. Under the terms of the Credit Agreement, Couche-Tard is required to make a mandatory repayment of the Facility in an amount equal to (1) 100% (less certain expenses and holdbacks) of the proceeds of any sale or issuance of bonds, debentures, notes or similar debt instruments (in each case, subject to certain exceptions) or asset securitization transactions by any Credit Party and (2) the lesser of, on an annual basis, commencing with Couche-Tard’s 2012 fiscal year, (a) a certain percentage of its excess cash flow on a consolidated basis (which percentages range from 10% to 75% of excess cash flow) depending on certain adjusted leverage ratios which are specified in the Credit Agreement and (b) a maximum annual repayment amount (which repayments range from $50 million to $150 million) depending on certain adjusted leverage ratios which are specified in the Credit Agreement.

Prior to the first drawdown, Couche-Tard and certain of its subsidiaries, and the Borrower, are required to become guarantors under the Credit Agreement.

Couche-Tard would seek to obtain alternative financing if the conditions to borrowing under the Credit Agreement were not satisfied, but currently has no alternative financing plans in place. It is anticipated that the indebtedness incurred by Couche-Tard in connection with the Offer and the Proposed Merger will be repaid from funds generated internally by Couche-Tard and its subsidiaries (including, after the Proposed Merger, if consummated, cash on hand of Casey’s and its subsidiaries) and through additional borrowings. No decisions have been made, however, concerning the method Couche-Tard will employ to repay such indebtedness. Such decisions, when made, will be based on Couche-Tard’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

The Credit Agreement is filed as Exhibit (b)(1) to this Amendment and the foregoing summary is qualified in its entirety by reference to the terms of the Credit Agreement.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(S)	Press Release issued by Alimentation Couche-Tard Inc. on September 1, 2010 announcing the increase of the offer price and that Couche-Tard has secured financing in connection with the tender offer.

(b)(1)	Credit Agreement, dated September 1, 2010, among Alimentation Couche-Tard Inc., The Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland, Canadian Branch, UBS AG Canada Branch, Export Development Canada, Bank of Montreal, Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins, National Bank of Canada and ICICI Bank Canada, as lenders, The Bank of Nova Scotia, as administrative agent, and the co-bookrunners, syndication agent and documentation agent named therein.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 1, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(G)	Excerpts of press release issued by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(H)	Excerpts of script for earnings conference call held by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(I)	Press Release issued by Alimentation Couche-Tard Inc. on July 22, 2010 announcing the increase of the offer price and Couche-Tard’s plan to file a Preliminary Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(J)	Preliminary Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010).*

(a)(5)(K)	Press Release issued by Alimentation Couche-Tard Inc. on July 28, 2010 responding to Casey’s General Stores, Inc.’s rejection of its increased $36.75 all-cash tender offer.*

(a)(5)(L)	Press release issued by Alimentation Couche-Tard Inc. on August 2, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(M)	Press release issued by Alimentation Couche-Tard Inc. on August 12, 2010 regarding Couche-Tard’s statement in response to the private placement of notes in an aggregate principal amount of $569 million of Casey’s General Stores, Inc.*

(a)(5)(N)	Press Release issued by Alimentation Couche-Tard Inc. on August 19, 2010 announcing Couche-Tard’s filing of a Definitive Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(O)	Letter from Alimentation Couche-Tard Inc. to the shareholders of Casey’s General Stores, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(P)	Definitive Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(Q)	Excerpts of press release issued by Alimentation Couche-Tard Inc. on August 24, 2010 regarding Alimentation Couche-Tard Inc.’s first quarter 2011 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 24, 2010).*

(a)(5)(R)	Press release issued by Alimentation Couche-Tard Inc. on August 31, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(S)	Press Release issued by Alimentation Couche-Tard Inc. on September 1, 2010 announcing the increase of the offer price and that Couche-Tard has secured financing in connection with the tender offer.

(b)(1)	Credit Agreement, dated September 1, 2010, among Alimentation Couche-Tard Inc., The Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland, Canadian Branch, UBS AG Canada Branch, Export Development Canada, Bank of Montreal, Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins, National Bank of Canada and ICICI Bank Canada, as lenders, The Bank of Nova Scotia, as administrative agent, and the co-bookrunners, syndication agent and documentation agent named therein.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.